

May 17, 2013

Via E-mail
Carl Wolf
Chief Executive Officer
MamaMancini's Holdings, Inc.
25 Branca Road
East Rutherford, NJ 07073

>   **Re:**   **MamaMancini's Holdings, Inc.**
>   **Amendment No. 3 to Form 8-K**
>   **Filed May 8, 2013**
>   **File No. 333-174445**
>   **Amendment No. 1 to Form 10-K for the fiscal year ended**
>   **December 31, 2012**
>   **Filed May 8, 2013**
>   **File No. 333-174445**

Dear Mr. Wolf:

We have reviewed your response to our letter dated April 30, 2013 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2012

Report of Independent Registered Public Accountant, page F-1

1. You have not complied with our previous comment 11. Please revise your Form 10-K to include a properly signed opinion in accordance with Article 2 of Regulation S-X. Specifically, the opinion included in your filing is not signed. Further, the inclusion of the opinion as Exhibit 23.1 is not appropriate; Exhibit 23 of Item 601 of Regulation S-X is designated as the Consent, not the Opinion.

You may contact Heather Clark at (202) 551-3624 if you have questions regarding comments on Item 4.01 and related matters. You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan C. Block

Susan C. Block
Attorney-Advisor